Exhibit (e)(25)

Colin Goddard, Ph.D. Chief Executive Officer	OSI Pharmaceuticals, Inc. 41 Pinelawn Road Melville, NY 11747 T 631.962.2051 F 631.752.3869 www.osip.com

Strictly Confidential

February 5, 2009

Via Email and Overnight Courier

Mr. Masafumi Nogimori
President and CEO
Astellas Pharma Inc.
3-11, Nihonbashi-Honcho 2-chame
Chuo-Ku, Tokyo 103-8411
Japan

Dear Mr. Nogimori:

In follow-up to my earlier note acknowledging receipt of your letter dated February 2, 2009 with respect to Astellas Pharma’s interest in OSI Pharmaceuticals, I am writing to inform you that I have now communicated Astellas’ interest to the OSI Board of Directors. Our board has committed to a careful and thorough review of your proposal and will respond in due course.

We at OSI continue to make progress in our mission to build a premier personalized medicine company around our flagship product Tarceva. By now I am sure that you have been made aware of our Monday evening announcement regarding the favorable results of the phase III ATLAS study of the combination of Tarceva and Avastin in the first line maintenance treatment of lung cancer patients. The subsequent market reaction appears to concur with our view that this positive outcome, following on from the earlier SATURN study, substantially improves the overall regulatory and commercial prospects for Tarceva in the maintenance setting. Needless to say, these data further reinforce the confidence of our Board and management in OSI’s future prospects and success.

We at OSI are committed to handling your proposal in an appropriately confidential manner and trust that Astellas’ interest in OSI, your February 2nd letter, this response and the OSI Board’s review will remain strictly confidential.

Very truly yours,

Colin Goddard
Chief Executive Officer